Exhibit 99.3

BW LPG Limited Interim Financial Report (Unaudited) Q4 2024 and FY 2024 Interim Financial Report Q4 2024 and FY 2024 (unaudited)

BW LPG Limited Interim Financial Report (Unaudited) Q4 2024 and FY 2024 2 FORWARD-LOOKING STATEMENTS Matters discussed in this unaudited interim financial report may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This unaudited interim financial report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding BW LPG’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates. Prospective investors in BW LPG are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this unaudited interim financial report. BW LPG cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur. By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to: • general economic, political and business conditions; • general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs; • changes in demand in the LPG shipping industry; • any adverse developments in the maritime LPG transportation business; • changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations; • failure in the management of climate and environmental risks and delivery and performance of management environmental objectives; • changes in competition rules and regulations for the shipping industry; • failure to manage disruptions, including due to climate change, abnormal weather conditions, pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems; • failure to implement the Group’s business strategy or manage the Group’s growth; • damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, wars or other circumstances and events; • failure to obtain new customers or the loss of any existing major customers; • failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance; • failure to attract and retain key management personnel, technically skilled officers and other employees, default by third parties with whom the Group has entered into chartered-in arrangements; • failure of the Group’s third-party technical managers or other counterparties to meet their obligations; • the ageing of the Group’s fleet which could result in increased operating costs;

BW LPG Limited Interim Financial Report (Unaudited) Q4 2024 and FY 2024 3 FORWARD-LOOKING STATEMENTS (continued) • delays in deliveries of or cost overruns in relation to newbuilds (if any); • failure to integrate assets or businesses acquired from third parties; • failure to identify or take advantage of arbitrage opportunities, effectively implement the Products Services division’s hedging strategy and source LPG from third-party suppliers; • loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the • Group’s tax payments; • the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements; Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. Key Information – 3.D. Risk Factors” of BW LPG’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 8 April 2024.

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

SELECTED KEY FINANCIAL INFORMATION

Statement of Comprehensive Income	Q4 2024 US$M	Q4 2023 US$M	Change %	FY 2024 US$M	FY 2023 US$M	Change %
Profit after tax	**39.7**	161.8	(75)	**394.9**	493.0	(20)
Profit attributable to equity holders of the Company	**30.9**	151.4	(80)	**354.3**	470.0	(25)
TCE income - Shipping[1]	**127.6**	234.7	(46)	**608.2**	797.5	(24)
Gross profit/(loss) - Product Services[1]	**15.4**	32.0	(52)	**144.8**	25.8	N.M
(US$ per share)						
Basic EPS[2]	**0.22**	1.16	(81)	**2.65**	3.59	(26)
Diluted EPS[2]	**0.22**	1.14	(81)	**2.64**	3.53	(25)
Dividend per share	**0.42**	0.90	(53)	**2.42**	3.46	(30)
Balance Sheet				**31 Dec 2024 US$M**	31 Dec 2023 US$M	Change %
Cash and cash equivalents				**279.7**	287.5	(3)
Total assets				**3,320.4**	2,520.5	32
Total liabilities				**1,382.9**	934.3	48
Total shareholders' equity				**1,937.5**	1,586.2	22
Cash Flow	**Q4 2024 US$M**	Q4 2023 US$M	Change %	**31 Dec 2024 US$M**	31 Dec 2023 US$M	Change %
Net cash from operating activities	**239.6**	166.2	44	**749.1**	513.4	46
Capital expenditure	**(518.2)**	(38.3)	N.M	**(537.5)**	50.9	N.M
Adjusted free cash flow[3]	**(278.6)**	127.9	N.M	**211.6**	563.4	(63)
Financial Ratios	**Q4 2024 %**	Q4 2023 %	Change %	**31 Dec 2024 %**	31 Dec 2023 %	Change %
ROE[4] (annualised)	**8.9**	41.6	(79)	**22.4**	31.0	(28)
ROCE[5] (annualised)	**7.1**	32.9	(78)	**16.5**	23.5	(30)
Net leverage ratio[6]	**32.7**	20.5	60	**32.7**	20.5	60
Other Information				**31 Dec 2024**	31 Dec 2023	Change %
Shares – end of period ('000 shares)				**159,282**	140,000	14
Treasury shares – end of period ('000 shares)				**7,743.6**	8,926.1	(13)
Share price (NOK)				**125.3**	151.3	(17)
Market cap (NOK million)				**19,958.0**	21,182.0	(6)
Market cap (USD million)				**1,758.2**	2,076.2	(15)

[1] TCE income and gross profit/(loss) reflect the Shipping and Product Services segments' performance, respectively.
[2] Basic and diluted EPS (earnings per share) is computed based on Q4 2024: 139.1 million (FY 2024: 133.6 million) and Q4 2024: 139.6 million (FY 2024: 134.2 million) shares respectively, the weighted average number of shares outstanding less treasury shares during the period.
[3] Adjusted free cash flow is a non-IFRS measure and is computed as net cash from operating activities minus additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels. See page 19 for a reconciliation of adjusted free cash flow to the nearest IFRS measure.
[4] ROE (return on equity) is computed as, with respect to a particular period, the ratio of the profit after tax for such period to the average of the shareholders' equity, calculated as the average of the opening and closing balance for the period.
[5] ROCE (return on capital employed) is a non-IFRS measure and is computed, with respect to a particular period, as the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders' equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet. See page 19 for a reconciliation of ROCE to the nearest IFRS measure.
[6] Net leverage ratio is computed as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of total borrowings, total lease liabilities and total shareholders' equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

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BW LPG Limited Interim Financial Report (Unaudited) Q4 2024 and FY 2024 1 TCE income – Shipping per available and calendar day (total) are non-IFRS measures and are computed as TCE income – Shipping divided by available days and calendar days (total), respectively. See pages 16 and 17 for a reconciliation of TCE income – Shipping per available day and calendar day (total) to the nearest IFRS measure. 2 Shipping NPAT is calculated as profit attributable to equity holders of BW LPG, minus BW LPG’s share of BW LPG Product Services Pte. Ltd.’s net profit/(loss) after tax. See page 16. HIGHLIGHTS AND SUBSEQUENT EVENTS – Q4 2024 • Q4 2024 profit attributable to equity holders of the Company was US$30.9 million or an earnings per share of US$0.22 or NOK2.42. • TCE income – Shipping Q4 2024 was US37,890 per available day1 and US$36,730 per calendar day (total)1 .. • Completion of the delivery of 12 modern VLGCs from Avance Gas Holdings Ltd. (“Avance Gas”).. • BW Kizoku was delivered to BW LPG in February 2025, following the declaration of purchase option for consideration of US$69.8 million. • Exercised the purchase option for BW Yushi for a consideration of approximately US$70.0 million with an estimated delivery in Q2 2025. • Concluded the sale and delivery of BW Cedar in February 2025, generating US$65.0 million in proceeds and a net book gain of US$32.0 million. • The Company declared a Q4 2024 cash dividend of US$0.42 per share. This dividend corresponds to 75% of the Shipping NPAT2 for the quarter. Additional cash dividend was contributed by dividends distributed from BW Product Services. This cash dividend represents payout ratio of 206% for the quarter and 94% for the full year FY2024, as a percentage of total profit attributable to equity holders. PERFORMANCE REVIEW – Q4 2024 and FY 2024 Q4 2024 Profit after tax was US$39.7 million for Q4 2024 (Q4 2023: US$161.8 million). Compared with Q4 2023, the decrease resulted from a reduction in operating profit of US$129.3 million partially offset by lower income tax expense of US$7.6 million. TCE income - Shipping was US$127.6 million for Q4 2024 (Q4 2023: US$234.7 million), US$107.1 million lower than Q4 2023 from lower LPG spot rate of US$35,450 per day. IFRS 15 adjustment was a negative US$7.7 million for Q4 2024 (Q4 2023: negative US$4.3 million), as spot voyages that straddle the quarter-end are accounted for on a load-to-discharge basis. Our India subsidiary continues to contribute stable TCE income of US$33.7 million for Q4 2024 (Q4 2023: US$34.8 million) mainly from fixed rate time charters. Product Services achieved a US$15.4 million gross profit for Q4 2024 (Q4 2023: gross profit of US$32.0 million). This decrease was primarily attributed to a US$93.3 million reduction in the MTM valuation of unrealised positions, which was partially offset by an increase in realised profits of US$76.7 million. Product Services recorded a net profit after tax of US$3.4 million for Q4 2024, after netting off other expenses of US$11.5 million, which includes primarily payroll and administrative expenses.

BW LPG Limited Interim Financial Report (Unaudited) Q4 2024 and FY 2024 6 PERFORMANCE REVIEW – Q4 2024 and FY 2024 (continued) FY 2024 Profit after tax was US$394.9 million for FY 2024 (FY 2023: US$493.0 million). The decrease in profit after tax is mainly due to a decrease in operating profit of US$90.0 million and higher income tax expenses of US$19.1 million, which is partially offset by lower net finance expenses of US$11.0 million. TCE income - Shipping was US$608.2 million for FY 2024 (FY 2023: US$797.5 million). The lower LPG spot rates of US$50,870 per day in 2024, a reduction of approximately 31% than FY 2023 contributed mainly to the lower TCE income. Total IFRS 15 adjustment was a positive US$25.1 million for FY 2024 (FY 2023: negative US$13.3 million), where spot voyages that straddle the year-end are accounted for on a load-to-discharge basis. Our India subsidiary contributed a stable financial performance, and a TCE income of US$126.7 million in FY 2024 (FY 2023: US$119.0 million) mainly from its fixed rate time charters. Product Services reported a US$144.8 million gross profit for FY 2024 (FY 2023: US$25.8 million), US$119.0 million higher than 2023, attributed to an increase in realised trading profits of US$69.5 million, and higher unrealised MTM gains on open cargo positions of US$49.5 million. Net of general and administrative expenses of US$24.5 million and income tax expense of US$21.7 million, Product Services recorded a net profit after tax of US$98.7 million for FY 2024. BALANCE SHEET As of 31 December 2024, BW LPG controls a fleet of 55 vessels, out of which 53 are VLGCs, including eight vessels which are owned and operated by our subsidiary operating in India. Total assets amounted to US$3,320.4 million (31 December 2023: US$2,520.5 million), of which US$2,381.8 million (31 December 2023: US$1,457.1 million) represented the carrying value of the vessels (including dry docking), and US$216.3 million (31 December 2023: US$151.8 million) represented the carrying value of right-of-use assets (vessels). Inventories as at 31 December 2024 decreased to US$76.7 million as compared to US$188.6 million largely due to the decrease in numbers of LPG cargoes traded in transit. Cash and cash equivalents amounted to US$279.7 million as at 31 December 2024 (31 December 2023: US$287.5 million). Cash flow from operating activities generated a net cash surplus of US$749.1 million for FY 2024 (FY 2023: US$513.4 million), of which a positive net cash inflow of US$153.8 million (FY 2023: net cash outflow of US$182.1 million) related to changes in working capital. Investing activities amounted to a net cash outflow of US$541.2 million for FY 2024 (FY 2023: US$68.6 million) which was largely used to settle the cash consideration for the acquisition of 12 VLGCs from Avance Gas, partially offset by proceeds from sale of one vessel in Q1 2024. The cash generated from operations was used for bank borrowings repayments, interest on bank borrowings and dividend payments. Cash consideration for Avance Gas vessels was mainly financed via the drawdown on our revolving credit facilities and our shareholder bridging loan facility. Net leverage ratio increased from 20.5% as at 31 December 2023, to 32.7% as at 31 December 2024 driven mainly by draw down from our revolving credit facilities, increase in lease liabilities from new and extended time charter-in agreements.

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Q4 2024 US$'000	Q4 2023 US$'000	FY 2024 US$'000	FY 2023 US$'000
Revenue - Shipping	**183,936**	336,726	**962,803**	1,224,520
Revenue - Product Services	**659,810**	520,409	**2,600,944**	1,722,820
Cost of cargo and delivery expenses - Product Services	**(614,513)**	(453,373)	**(2,390,929)**	(1,547,059)
Voyage expenses - Shipping	**(73,865)**	(120,358)	**(383,798)**	(509,340)
Vessel operating expenses	**(22,115)**	(17,664)	**(84,984)**	(82,192)
Time charter contracts (non-lease components)	**(5,086)**	(4,566)	**(19,675)**	(20,350)
General and administrative expenses	**(25,674)**	(23,896)	**(71,134)**	(56,773)
Charter hire expenses	**1,173**	(6,592)	**(1,041)**	(30,712)
Fair value gain from equity financial asset	**-**	-	**1,326**	-
Finance lease income	**203**	40	**635**	278
Other operating income/(expense) - net	**383**	1,845	**1,332**	(993)
Depreciation	**(56,637)**	(54,010)	**(201,338)**	(217,121)
Amortisation of intangible assets	**(212)**	(206)	**(843)**	(762)
(Loss)/Gain on disposal of vessels	**-**	(328)	**-**	42,374
Loss on derecognition of right-of-use assets (vessels)	**-**	(1,280)	**-**	(961)
Gain on disposal of assets held-for-sale	**-**	-	**20,391**	-
Operating profit	**47,403**	176,747	**433,689**	523,729
Foreign currency exchange gain/(loss) - net	**(1,153)**	(1,264)	**(1,651)**	(345)
Interest income	**3,238**	2,456	**15,617**	10,121
Interest expense	**(6,806)**	(5,864)	**(19,849)**	(27,304)
Other finance expenses	**(834)**	(570)	**(2,843)**	(2,237)
Finance income/(expenses) – net	**(5,555)**	(5,242)	**(8,726)**	(19,765)
Profit before tax	**41,848**	171,505	**424,963**	503,964
Income tax expense	**(2,116)**	(9,720)	**(30,095)**	(10,965)
Profit after tax	**39,732**	161,785	**394,868**	492,999
Other comprehensive (loss)/income:				
Items that will not be reclassified to profit or loss:				
Equity investments at FVOCI				
- fair value loss	**(5,960)**	-	**(7,030)**	-
Items that may be reclassified subsequently to profit or loss:				
Cash flow hedges				
- fair value gain/(loss)	**6,814**	(32,635)	**62,841**	(102,297)
- reclassification to profit or loss	**(10,504)**	26,879	**(21,464)**	49,978
Currency translation reserve	**(1,538)**	3,089	**(1,022)**	2,334
Other comprehensive (loss)/income, net of tax	**(11,188)**	(2,667)	**33,325**	(49,985)
Total comprehensive income	**28,544**	159,118	**428,193**	443,014
Profit attributable to:				
Equity holders of the Company	**30,869**	151,432	**354,296**	469,957
Non-controlling interests	**8,863**	10,353	**40,572**	23,042
	39,732	161,785	**394,868**	492,999
Total comprehensive income:				
Equity holders of the Company	**19,946**	147,066	**387,797**	418,818
Non-controlling interests	**8,598**	12,052	**40,396**	24,196
	28,544	159,118	**428,193**	443,014
Earnings per share attributable to the equity holders of the Company:				
(expressed in US$ per share)				
Basic earnings per share	**0.22**	1.16	**2.65**	3.59
Diluted earnings per share	**0.22**	1.14	**2.64**	3.53

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BW LPG Limited Interim Financial Report (Unaudited) Q4 2024 and FY 2024 8 CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED) 31 December 2024 31 December 2023 US$’000 US$’000 Intangible assets 636 1,242 Investment in joint venture 301 301 Equity financial assets, at fair value 23,132 - Derivative financial instruments 7,469 11,002 Other receivables 7,980 13,206 Finance lease receivables 2,882 - Deferred tax assets 1,644 6,855 Total other non-current assets 43,408 31,364 Vessels and dry docking 2,381,821 1,457,086 Right-of-use assets (vessels) 216,272 151,784 Other property, plant and equipment 354 277 Property, plant and equipment 2,598,447 1,609,147 Total non-current assets 2,642,491 1,641,753 Inventories 76,706 188,592 Trade and other receivables 202,921 315,238 Equity financial assets, at fair value 2,769 3,271 Derivative financial instruments 74,571 37,083 Finance lease receivables 8,283 2,684 Assets held-for-sale 32,998 44,296 Cash and cash equivalents 279,681 287,545 Total current assets 677,929 878,709 Total assets 3,320,420 2,520,462 Share capital 619,868 1,400 Share premium - 285,853 Treasury shares (48,387) (56,438) Contributed surplus - 685,913 Other reserves 667,756 (56,494) Retained earnings 565,794 609,479 1,805,031 1,469,713 Non-controlling interests 132,463 116,447 Total shareholders’ equity 1,937,494 1,586,160 Borrowings 711,664 199,917 Lease liabilities 60,588 78,363 Derivative financial instruments 569 679 Total non-current liabilities 772,821 278,959 Borrowings 230,344 212,432 Lease liabilities 170,700 79,476 Derivative financial instruments 25,527 90,214 Current income tax liabilities 14,470 8,121 Trade and other payables 169,064 265,100 Total current liabilities 610,105 655,343 Total liabilities 1,382,926 934,302 Total equity and liabilities 3,320,420 2,520,462

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company												
	Share capital US$'000	Share premium US$'000	Treasury shares US$'000	Contributed surplus US$'000	Capital reserve US$'000	Hedging reserve US$'000	Share-based payment reserve US$'000	Currency translation reserve US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Non-controlling interests US$'000	Total equity US$'000
Balance at 1 January 2024	1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160
Profit after tax	-	-	-	-	-	-	-	-	-	354,296	354,296	40,572	394,868
Other comprehensive income/(loss) for the financial period	-	-	-	-	-	41,377	-	(846)	(7,030)	-	33,501	(176)	33,325
Total comprehensive income/(loss) for the financial period	**-**	**-**	**-**	**-**	**-**	**41,377**	**-**	**(846)**	**(7,030)**	**354,296**	**387,797**	**40,396**	**428,193**
Effects of re-domiciliation	285,853	(285,853)	-	(685,913)	685,913	-	-	-	-	-	-	-	-
Share-based payment reserve - Value of employee services	-	-	-	-	-	-	2,016	-	-	-	2,016	-	2,016
Share capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	-	-	(4,500)	(4,500)
Purchases of treasury shares	-	-	(100)	-	-	-	-	-	-	-	(100)	-	(100)
Transfer of treasury shares	-	-	1,091	-	-	-	-	-	-	-	1,091	-	1,091
Issue of new shares	332,615	-	-	-	-	-	-	-	-	-	332,615	-	332,615
Share options exercised	-	-	7,060	-	-	-	(3,342)	-	-	(3,143)	575	-	575
Dividend paid	-	-	-	-	-	-	-	-	-	(388,461)	(388,461)	(21,657)	(410,118)
Changes in interest in NCI	-	-	-	-	-	-	-	-	-	(215)	(215)	1,777	1,562
Transfer to tonnage tax reserve	-	-	-	-	-	-	-	-	6,162	(6,162)	-	-	-
Total transactions with owners, recognised directly in equity	**618,468**	**-**	**8,051**	**-**	**685,913**	**-**	**(1,326)**	**-**	**6,162**	**(397,981)**	**(52,479)**	**(24,380)**	**(76,859)**
Balance at 31 December 2024	**619,868**	**-**	**(48,387)**	**-**	**649,654**	**13,835**	**2,579**	**(427)**	**2,115**	**565,794**	**1,805,031**	**132,463**	**1,937,494**

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BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity holders of the Company												
	Share capital US$'000	Share premium US$'000	Treasury shares US$'000	Contributed surplus US$'000	Capital reserve US$'000	Hedging reserve US$'000	Share-based payment reserve US$'000	Currency translation reserve US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Non-controlling interests US$'000	Total equity US$'000
Balance at 1 January 2023	1,419	289,812	(47,631)	685,913	(36,259)	24,777	2,141	(761)	325	556,996	1,476,732	119,858	1,596,590
Profit after tax	-	-	-	-	-	-	-	-	-	469,957	469,947	23,042	492,999
Other comprehensive (loss)/income for the financial period	-	-	-	-	-	(52,319)	-	1,180	-	-	(51,139)	1,154	(49,985)
Total comprehensive (loss)/income for the financial period	**-**	**-**	**-**	**-**	**-**	**(52,319)**	**-**	**1,180**	**-**	**469,957**	**418,818**	**24,196**	**443,014**
Share-based payment reserve - Value of employee services	-	-	-	-	-	-	1,696	-	-	-	1,696	-	1,696
Purchases of treasury shares	-	-	(23,698)	-	-	-	-	-	-	-	(23,698)	-	(23,698)
Share options exercised	-	-	2,676	-	-	-	68	-	1,833	(2,919)	1,658	-	1,658
Shares cancellation	(19)	(3,959)	12,215	-	-	-	-	-	-	(8,237)	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	(405,493)	(405,493)	(27,607)	(433,100)
Transfer to tonnage tax reserve	-	-	-	-	-	-	-	-	825	(825)	-	-	-
Total transactions with owners, recognised directly in equity	**(19)**	**(3,959)**	**(8,807)**	**-**	**-**	**-**	**1,764**	**-**	**2,658**	**(417,474)**	**(425,837)**	**(27,607)**	**(453,444)**
Balance at 31 December 2023	**1,400**	**285,853**	**(56,438)**	**685,913**	**(36,259)**	**(27,542)**	**3,905**	**419**	**2,983**	**609,479**	**1,469,713**	**116,447**	**1,586,160**

10

BW LPG Limited Interim Financial Report (Unaudited) Q4 2024 and FY 2024 11 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) Q4 2024 Q4 2023 FY 2024 FY 2023 US$’000 US$’000 US$’000 US$’000 Cash flows from operating activities Profit before tax 41,848 171,505 424,963 503,964 Adjustments for: - amortisation of intangible assets 212 206 843 762 - depreciation charge 56,637 54,010 201,338 217,121 - gain on disposal of vessels - 328 (20,391) (42,374) - fair value gain from equity financial assets - - (1,326) - - interest income (3,238) (2,456) (15,617) (10,121) - interest expenses 6,806 5,864 19,849 27,304 - other finance expenses 1,147 488 3,939 1,747 - share-based payments 377 (1,340) 2,016 1,696 - finance lease income (203) (40) (635) (278) - gain on derecognition of right-of-use assets - 1,280 - 961 103,586 229,845 614,979 700,782 Changes in working capital: - inventories 37,803 (57,388) 111,886 (52,660) - trade and other receivables 59,094 (37,077) 112,689 (112,648) - trade and other payables 3,436 110,656 (84,638) 52,701 - derivative financial instruments 18,127 (105,183) (63,860) (3,061) - margin account held with broker 25,754 28,173 77,727 (66,384) Total changes in working capital 144,214 (60,819) 153,804 (182,052) Taxes paid (8,211) (2,855) (19,639) (5,367) Net cash from operating activities 239,589 166,171 749,144 513,363 Cash flows from investing activities Additions in property, plant and equipment (518,172) (38,303) (602,012) (116,045) Additions in intangible assets - (9) (237) (634) Proceeds from sale of vessels - - 64,687 167,588 Purchase of equity financial assets - - (30,162) - Repayment of finance lease receivables 1,989 1,990 7,915 7,842 Interest received 3,441 2,497 16,252 10,118 Sale of equity financial assets, at fair value - - 2,343 - Investment in joint venture - (301) - (301) Net cash (used in)/from investing activities (512,742) (34,126) (541,214) 68,568

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (continued)

	Q4 2024 US$'000	Q4 2023 US$'000	FY 2024 US$'000	FY 2023 US$'000
Cash flows from financing activities				
Proceeds from borrowings	**576,819**	17,070	**610,883**	72,070
Payment of financing fees	**(4,430)**	-	**(4,430)**	-
Repayments of bank borrowings	**(78,375)**	(15,061)	**(197,437)**	(171,659)
Payment of lease liabilities	**(28,613)**	(23,357)	**(102,764)**	(93,513)
Interest paid	**(4,585)**	(3,972)	**(17,818)**	(24,864)
Other finance expense paid	**(1,147)**	-	**(3,939)**	(1,652)
Purchase of treasury shares	**-**	-	**(100)**	(23,698)
Sale of treasury shares	**-**	-	**1,091**	-
Drawdown of trust receipts	**465,580**	278,267	**2,107,821**	1,021,010
Repayment of trust receipts	**(516,346)**	(280,314)	**(2,118,318)**	(989,884)
Dividend payment	**(61,613)**	(104,902)	**(388,461)**	(405,493)
Dividend payment to non-controlling interests	**-**	(27,607)	**(21,657)**	(27,607)
Contribution from non-controlling interests	**-**	-	**1,562**	-
Capital return to non-controlling interests	**-**	-	**(4,500)**	-
Net cash from/(used in) financing activities	**347,290**	(159,876)	**(138,067)**	(645,290)
Net increase/(decrease) in cash and cash equivalents	**74,137**	(27,831)	**69,863**	(63,359)
Cash and cash equivalents at beginning of the financial period	**157,763**	189,868	**162,037**	225,396
Cash and cash equivalents at end of the financial period	**231,900**	162,037	**231,900**	162,037

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	31 December 2024 US$'000	31 December 2023 US$'000
Cash and cash equivalents per consolidated balance sheet	**279,681**	287,545
Less: Margin account held with broker	**(47,781)**	(125,508)
Cash and cash equivalents per consolidated statement of cash flows	**231,900**	162,037

12

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

Segment information

The executive management team ("EMT") is the Group's chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprises the Shipping and Product Services segments.

The reported measure of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income - Shipping. Operating segment disclosures are consistent with the information reviewed by the Management.

Segment performance is presented below:

	Shipping US$'000	Product Services US$'000	Inter-segment elimination US$'000	Total US$'000
Q4 2024				
Revenue from spot voyages	130,520	-	-	130,520
Inter-segment revenue	23,009	-	(23,009)	-
Voyage expenses	(73,865)	-	-	(73,865)
Inter-segment expense	(5,513)	-	5,513	-
Net income from spot voyages	74,151	-	(17,496)	56,655
Revenue from time charter voyages	53,416	-	-	53,416
TCE income - Shipping [1]	**127,567**	-	**(17,496)**	**110,071**
Revenue from Product Services	-	659,810	-	659,810
Inter-segment revenue	-	5,513	(5,513)	-
Cost of cargo and delivery expenses	-	(614,513)	-	(614,513)
Inter-segment cost	-	(23,009)	23,009	-
Depreciation	-	(12,403)	-	(12,403)
Gross profit - Product Services [2]	-	**15,398**	**17,496**	**32,894**
Segment results	**127,567**	**15,398**	**-**	**142,965**
FY 2024				
Revenue from spot voyages	773,039	-	-	773,039
Inter-segment revenue	78,130	-	(78,130)	-
Voyage expenses	(383,798)	-	-	(383,798)
Inter-segment expense	(49,501)	-	49,501	-
Net income from spot voyages	417,870	-	(28,629)	389,241
Revenue from time charter voyages	189,764	-	-	189,764
Inter-segment revenue	562	-	(562)	-
TCE income - Shipping [1]	**608,196**	**-**	**(29,191)**	**579,005**
Revenue from Product Services	-	2,600,944	-	2,600,944
Inter-segment revenue	-	49,501	(49,501)	-
Cost of cargo and delivery expenses	-	(2,390,929)	-	(2,390,929)
Inter-segment cost	-	(78,692)	78,692	-
Depreciation	-	(35,991)	-	(35,991)
Gross profit - Product Services [2]	**-**	**144,833**	**29,191**	**174,024**
Segment results	**608,196**	**144,833**	**-**	**753,029**

[1] "TCE income" denotes "time charter equivalent income" which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2] Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services' leased in vessels.

13

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

Segment information (continued)

	Shipping US$'000	Product Services US$'000	Inter-segment elimination US$'000	Total US$'000
Q4 2023				
Revenue from spot voyages	303,705	-	-	303,705
Inter-segment revenue	36,896	-	(36,896)	-
Voyage expenses	(120,358)	-	-	(120,358)
Inter-segment expense	(37,534)	-	37,534	-
Net income from spot voyages	182,709	-	638	183,347
Revenue from time charter voyages	52,019	-	(18,998)	33,021
TCE income - Shipping [1]	234,728	-	(18,360)	216,368
Revenue from Product Services	-	520,409	-	520,409
Inter-segment revenue	-	37,534	(37,534)	-
Cost of cargo and delivery expenses	-	(453,373)	-	(453,373)
Inter-segment cost	-	(55,894)	55,894	-
Depreciation	-	(16,679)	-	(16,679)
Gross profit - Product Services [2]	-	31,997	18,360	50,357
Segment results	234,728	31,997	-	266,725
FY 2023				
Revenue from spot voyages	1,059,024	-	-	1,059,024
Inter-segment revenue	175,528	-	(175,528)	-
Voyage expenses	(509,340)	-	-	(509,340)
Inter-segment expense	(112,211)	-	112,211	-
Net income from spot voyages	613,001	-	(63,317)	549,684
Revenue from time charter voyages	184,494	-	(18,998)	165,496
TCE income - Shipping [1]	797,495	-	(82,315)	715,180
Revenue from Product Services	-	1,722,820	-	1,722,820
Inter-segment revenue	-	112,211	(112,211)	-
Cost of cargo and delivery expenses	-	(1,547,059)	-	(1,547,059)
Inter-segment cost	-	(194,526)	194,526	-
Depreciation	-	(67,609)	-	(67,609)
Gross (loss)/profit - Product Services [2]	-	25,837	82,315	108,152
Segment results	797,495	25,837	-	823,332

[1] "TCE income" denotes "time charter equivalent income" which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2] Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services' leased in vessels.

14

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

Segment information (continued)

Reconciliation of segment results:

	Q4 2024 US$'000	Q4 2023 US$'000	FY 2024 US$'000	FY 2023 US$'000
Total segment results for reportable segments	**142,965**	266,725	**753,029**	823,332
Vessel operating expenses	**(22,115)**	(17,664)	**(84,984)**	(82,192)
Time charter contracts (non-lease components)	**(5,086)**	(4,566)	**(19,675)**	(20,350)
General and administrative expenses	**(25,674)**	(23,896)	**(71,134)**	(56,773)
Charter hire expenses	**1,173**	(6,592)	**(1,041)**	(30,712)
Fair value gain from equity financial asset	**-**	-	**1,326**	-
Finance lease income	**203**	40	**635**	278
Other operating income/(expense) - net	**383**	1,845	**1,332**	(993)
Depreciation - Shipping segment	**(44,234)**	(37,331)	**(165,347)**	(149,512)
Amortisation	**(212)**	(206)	**(843)**	(762)
Gain on disposal of vessels	**-**	(328)	**20,391**	42,374
Gain on derecognition of right-of-use assets (vessels)	**-**	(1,280)	**-**	(961)
Finance income/(expenses) – net	**(5,555)**	(5,242)	**(8,726)**	(19,765)
Income tax expense	**(2,116)**	(9,720)	**(30,095)**	(10,965)
Profit after tax	**39,732**	161,785	**394,868**	492,999

Investment in subsidiaries

Set out below are the summarised financial information for BW LPG India Pte. Ltd. ("BW India") and BW LPG Product Services Pte. Ltd ("BW Product Services"), which have non-controlling interests of 47.6% and 17.2% respectively, that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW India		BW Product Services	
	31 December 2024 US$'000	31 December 2023 US$'000	31 December 2024 US$'000	31 December 2023 US$'000
Assets				
Current assets	**63,581**	27,935	**417,096**	431,420
Includes				
Cash and cash equivalents	**19,443**	15,882	**175,882**	77,980
Non-current assets	**278,287**	347,933	**92,115**	75,727
Liabilities				
Current liabilities	**28,371**	33,901	**328,769**	402,789
Includes				
Borrowings	**23,927**	27,929	**137,425**	138,380
Non-current liabilities (Borrowings)	**76,443**	112,473	**50,748**	40,815
Net assets	**237,054**	229,494	**129,694**	63,543

15

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

Investment in subsidiaries (continued)

Summarised statement of comprehensive income:

	BW India		Product Services	
	Q4 2024 US$'000	Q4 2023 US$'000	Q4 2024 US$'000	Q4 2023 US$,000
TCE income – Shipping	**33,745**	34,762	**-**	-
Revenue from Product Services	**-**	-	**665,323**	557,943
Cost of cargo and delivery expenses	**-**	-	**(637,522)**	(509,267)
Vessel operating expense	**(4,893)**	(5,333)	**-**	-
Depreciation and amortisation	**(7,990)**	(8,636)	**(12,403)**	(16,679)
Finance expense	**(1,673)**	(2,623)	**(532)**	(863)
Other expenses – net	**(1,791)**	(2,129)	**(11,483)**	(13,671)
Net profit after tax	**17,398**	16,041	**3,383**	17,463
Other comprehensive loss (currency translation effects)	**-**	2,355	**(1,538)**	734
Total comprehensive income	**17,398**	18,396	**1,845**	18,197
Total comprehensive income allocated to non-controlling interests	**8,281**	9,346	**317**	2,706

	BW India		Product Services	
	FY 2024 US$'000	FY 2023 US$'000	FY 2024 US$'000	FY 2023 US$,000
TCE income – Shipping	**126,660**	118,999	**-**	-
Revenue from Product Services	**-**	-	**2,650,445**	1,835,031
Cost of cargo and delivery expenses	**-**	-	**(2,469,621)**	(1,741,585)
Vessel operating expense	**(22,223)**	(21,503)	**-**	-
Depreciation and amortisation	**(34,853)**	(33,950)	**(36,095)**	(67,609)
Finance (expense)/income - net	**(8,980)**	(9,510)	**(934)**	(4,426)
Other expenses – net	**(9,344)**	(6,045)	**(45,145)**	(20,033)
Net profit after tax	**51,260**	47,991	**98,650**	1,378
Other comprehensive (loss)/income (currency translation effects)	**-**	416	**(1,022)**	1,918
Total comprehensive income	**51,260**	48,407	**97,628**	3,296
Total comprehensive income allocated to non-controlling interests	**24,400**	23,716	**15,996**	480

16

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

APPENDIX - Non-IFRS financial measures

This interim financial report contains a number of non-IFRS financial measures that Management uses to monitor and analyse the performance of the Group's business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group's results and related trends, therefore increasing transparency and clarity of the Group's results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this interim financial report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group's operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group's financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this interim financial report.

TCE income – Shipping per calendar day (total)

The Group defines TCE income - Shipping per calendar day (total) as TCE income - Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days. Calendar days (total) are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Company manages the fleet technically and commercially.

The reconciliation of TCE income - Shipping per calendar day (total) to TCE income – Shipping for the periods ended 31 December 2024 and 2023 is provided below.

	Q4 2024	Q4 2023	FY 2024	FY 2023
TCE income – Shipping (US$'000)	**127,567**	234,728	**608,196**	797,495
Calendar days (total)	**3,473**	3,128	**12,833**	12,940
TCE income – Shipping per calendar day (total) (US$)	**36,730**	75,040	**47,390**	61,630

17

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

APPENDIX - Non-IFRS financial measures (continued)

TCE income – Shipping per available day

The Group defines TCE income – Shipping per available day as TCE income – Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Group uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income – Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income – Shipping per available day to TCE income – Shipping for the periods ended 31 December 2024 and 2023 is provided below.

	Q4 2024	Q4 2023	**FY 2024**	FY 2023
TCE income – Shipping (US$'000)	**127,567**	234,728	**608,196**	797,495
Available days	**3,367**	3,087	**12,593**	12,657
TCE income – Shipping per available days (US$)	**37,890**	76,040	**48,300**	63,010

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group's strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

18

BW LPG Limited
Interim Financial Report (Unaudited)
Q4 2024 and FY 2024

APPENDIX - Non-IFRS financial measures (continued)

Adjusted free cash flow (continued)

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the periods ended 31 December 2024 and 2023 is provided below.

	Q4 2024 US$'000	Q4 2023 US$'000	FY 2024 US$'000	FY 2023 US$'000
Net cash from operating activities	**239,589**	166,171	**749,144**	513,363
Additions in property, plant and equipment	**(518,172)**	(38,303)	**(602,012)**	(116,045)
Additions in intangible assets	**-**	(9)	**(237)**	(634)
Proceeds from sale of vessels	**-**	-	**64,687**	167,588
Adjusted free cash flow	**(406,858)**	127,859	**211,582**	564,272

Return on capital employed (ROCE)

The Group defines return on capital employed ("ROCE") as, with respect to a particular financial period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders' equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group's financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the periods ended 31 December 2024 and 2023 is provided below.

	Q4 2024	Q4 2023	FY 2024	FY 2023
Operating profit (US$'000)	**47,403**	176,747	**433,689**	523,729
Average of the total shareholders' equity (US$'000)(1)	**1,787,401**	1,554,172	**1,761,827**	1,591,375
Average of the total borrowings (US$'000)(1)	**654,719**	411,958	**677,179**	445,361
Average of the total lease liabilities (US$'000)(1)	**233,031**	182,394	**194,564**	192,661
Capital employed (US$'000)	**2,675,151**	2,148,524	**2,633,659**	2,229,397
ROCE	**1.8%**	8.2%	**16.5%**	23.5%
ROCE (annualised)	**7.1%**	32.9%	**16.5%**	23.5%

(1) Calculated as the average of the opening and closing balances for the period as presented in the consolidated balance sheet

Rounding of figures

Certain financial information presented in tables in this interim financial report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this interim financial report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

19